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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                   FORM 8-A/A

                                 AMENDMENT NO. 1

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                             ASPEN TECHNOLOGY, INC.
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             (Exact name of registrant as specified in its charter)


                DELAWARE                                 04-2739697
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(State of incorporation or organization)    (I.R.S. employer identification no.)

TEN CANAL PARK, CAMBRIDGE, MASSACHUSETTS                              02141
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(Address of principal executive offices)                           (Zip code)

If this form relates to the               If this form relates to the
registration of a class of securities     registration of a class of securities
pursuant to Section 12(b) of the          pursuant to Section 12(g) of the
Exchange Act and is effective pursuant    Exchange Act and is effective pursuant
to General Instruction A.(c), check       to General Instruction A.(d), check
the following box. [ ]                    the following box. [X]

Securities Act registration statement number to which this form relates:______________________________________________ (If applicable)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class                               Name of each exchange on
to be so registered                         which each class is to be registered
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       NONE.

Securities to be registered pursuant to Section 12(g) of the Act:

                     COMMON STOCK, $.10 PAR VALUE PER SHARE
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                                (Title of Class)

         The undersigned registrant hereby amends the following items, exhibits and portions of its registration statement on Form 8-A (dated as of September 13, 1994) as set forth in the pages attached hereto:

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ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

         On March 12, 1998, Aspen Technology, Inc., a Massachusetts corporation ("Aspen Massachusetts"), changed its state of incorporation by merging with and into Aspen Technology, Inc., a Delaware corporation and wholly owned subsidiary of Aspen Massachusetts (the "Company"). The Company's authorized capital stock consists of 40,000,000 shares of Common Stock, $.10 par value per share, and 10,000,000 shares of Preferred Stock, $.10 par value per share.

COMMON STOCK

         Holders of Common Stock are entitled to one vote per share for each share held of record on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Holders of a plurality of the shares of Common Stock entitled to vote in any election of Directors may elect all of the Directors in the class standing for election. Subject to preferential dividend rights with respect to any outstanding Preferred Stock, holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor. Upon liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in the assets of the Company legally available for distribution to the holders of Common Stock, subject to any prior rights of any outstanding Preferred Stock. Holders of Common Stock have no cumulative voting rights nor any preemptive, subscription, redemption or conversion rights. All outstanding shares of Common Stock are validly issued, fully paid and non-assessable. The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock which the Company may designate and issue in the future.

PREFERRED STOCK

         The Board of Directors is authorized, subject to any limitations prescribed by law, without further stockholder approval, to issue from time to time up to an aggregate of 10,000,000 shares of Preferred Stock in one or more series. Each such series of Preferred Stock shall have such number of shares, designations, preferences, voting powers, qualifications and special or relative rights or privileges, which may include, among others, dividend rights, voting rights, redemption and sinking fund provisions, liquidation preferences and conversion rights, as shall be determined by the Board of Directors in a resolution or resolutions providing for the issuance of such series. Any such series of Preferred Stock, if so determined by the Board of Directors, may have full voting rights with the Common Stock or superior or limited voting rights, and may be convertible into Common Stock or another security of the Company.

         The Company has granted the Board of Directors the authority to issue Preferred Stock and to determine its rights and preferences in order to eliminate delays associated with a stockholder vote on specific issuances. The issuance of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of the outstanding voting stock of the Company. The Company has designated and reserved an aggregate of 400,000 shares of authorized but unissued Preferred Stock for issuance as Series A participating cumulative preferred stock, $.10 par value per share, of the Company ("Series A Preferred Stock") pursuant to the Company's Stockholder Rights Plan. See "-- Rights Plan."


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DELAWARE LAW AND CERTAIN CHARTER AND BY-LAW PROVISIONS

         The Company is subject to the provisions of Section 203 of the General Corporation Law of Delaware. Section 203 prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation's outstanding voting stock.

         The Certificate of Incorporation of the Company provides for the division of the Board of Directors into three classes as nearly equal in size as possible with staggered three-year terms. In addition, the Certificate of Incorporation provides that directors may be removed only for cause by the affirmative vote of the holders of two-thirds of the shares of capital stock of the corporation entitled to vote. Under the Certificate of Incorporation, any vacancy on the Board of Directors, however occurring, including a vacancy resulting from an enlargement of the Board, may only be filled by vote of a majority of the directors then in office. The classification of the Board of Directors and the limitations on the removal of directors and filling of vacancies could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, control of the Company.

         The Certificate of Incorporation also provides that any action required or permitted to be taken by the stockholders of the Company at any annual meeting or special meeting of stockholders may only be taken if it is properly brought before such meeting and may not be taken by written consent in lieu of a meeting. The Certificate of Incorporation further provides that special meetings of the stockholders may only be called by the Chairman of the Board of Directors, the Chief Executive Officer or, if none, the President of the Company or by the Board of Directors. Under the Company's By-Laws, in order for any matter to be considered properly brought before a meeting, a stockholder must comply with certain requirements regarding advance notice to the Company. The foregoing provisions could have the effect of delaying until the next stockholders' meeting stockholder actions which are favored by the holders of a majority of the outstanding voting securities of the Company. These provisions may also discourage another person from making a tender offer for the Common Stock, because such person, even if it acquired a majority of the outstanding voting securities of the Company, would be able to take action as a stockholder (such as electing new directors or approving a merger) only at a duly called stockholders' meeting, and not by written consent.

         The General Corporation Law of Delaware provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or by-laws, unless a corporation's certificate of incorporation or by-laws, as the case may be, requires a greater percentage. The Company's Certificate of Incorporation and By-Laws require the affirmative vote of the holders of at least 75% of the shares of capital stock of the Company issued and outstanding and entitled to vote to amend or repeal any of the provisions described in the prior two paragraphs.

         The Certificate of Incorporation contains certain provisions permitted under the General Corporation Law of Delaware relating to the liability of directors. The provisions eliminate a director's liability for monetary damages for a breach of fiduciary duty, except in certain circumstances involving wrongful acts, such as the breach of a director's duty of loyalty or acts or omissions which involve intentional misconduct or a knowing violation of law. Further, the Certificate of Incorporation contains provisions to indemnify the Company's directors and officers to the fullest extent permitted by the General Corporation Law of



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Delaware. The Company believes that these provisions will assist the Company in attracting and retaining qualified individuals to serve as directors and officers.

RIGHTS PLAN

         On March 12, 1998, the Board of Directors of the Company adopted a Stockholder Rights Agreement (the "Rights Plan") and distributed one Right for each outstanding share of Common Stock. The Rights were issued to holders of record of Common Stock outstanding on March 12, 1998. Each share of Common Stock issued after March 12, 1998 will also include one Right, subject to certain limitations. Each Right when it becomes exercisable will initially entitle the registered holder to purchase from the Company one one-hundredth (1/100th) of a share of Series A Preferred Stock at a price of $175.00 (the "Purchase Price").

         Currently the Rights are attached to outstanding shares of Common Stock. The Rights are not now exercisable and cannot be transferred separately. The Rights will become exercisable and separately transferable when the Company learns that any person or group has acquired beneficial ownership of 15% or more of the outstanding Common Stock or on such other date as may be designated by the Board of Directors following the commencement of, or first public disclosure of an intent to commence, a tender or exchange offer for outstanding Common Stock that could result in the offeror becoming the beneficial owner of 15% or more of the outstanding Common Stock. In such circumstances, holders of the Rights will be entitled to purchase, for the Purchase Price, a number of hundredths of a share of Series A Preferred Stock equivalent to the number of shares of Common Stock (or, in certain circumstances, other equity securities) having a market value of twice the Purchase Price. Beneficial holders of 15% or more of the outstanding Common Stock, however, would not be entitled to exercise their Rights in such circumstances. As a result, their voting and equity interests in the Company would be substantially diluted if the Rights were to be exercised.

         The Rights expire in March 2008, but may be redeemed earlier by the Company at a price of $.01 per Right, in accordance with the provisions of the Rights Plan.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is American Stock Transfer & Trust Company.

         THE FOREGOING DESCRIPTION OF THE CAPITAL STOCK OF THE COMPANY DOES NOT PURPORT TO BE COMPLETE AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE COMPANY'S CERTIFICATE OF INCORPORATION, THE CERTIFICATE OF DESIGNATION OF SERIES A PARTICIPATING CUMULATIVE PREFERRED STOCK, THE RIGHTS AGREEMENT AND THE FORM OF RIGHT CERTIFICATE, EACH OF WHICH IS INCORPORATED HEREIN BY REFERENCE.




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ITEM 2.         EXHIBITS.

 *3.1      Certificate of Incorporation of Aspen Technology, Inc.

**3.1A Certificate of Designation of Series A Participating Cumulative Preferred Stock of Aspen Technology, Inc.

 *3.2      By-Laws of Aspen Technology, Inc.

  4.0      Specimen certificate of Common Stock, $.10 par value per share

 *4.1 Rights Agreement dated as of March 12, 1998 between Aspen Technology, Inc. and American Stock Transfer and Trust Company, as Rights Agent

**4.3      Form of Right Certificate

* Incorporated by reference to the corresponding Exhibit to the Registrant's Current Report on Form 8-K dated March 26, 1998.

** Incorporated by reference to the corresponding Exhibit to the Registrant's Form 10-Q dated May 15, 1998.





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                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      ASPEN TECHNOLOGY, INC.

Dated: June 10, 1998                   By:  /s/ Mary A. Palermo
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                                          Mary A. Palermo
                                          Executive Vice President, Finance and
                                          Chief Financial Officer
















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